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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                   ----------------
                                    SCHEDULE 14D-1

                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 5)
                                   ----------------

                                THE UNION CORPORATION
                              (NAME OF SUBJECT COMPANY)

                              OUTSOURCING SOLUTIONS INC.
                           SHERMAN ACQUISITION CORPORATION
                                      (BIDDERS)

                       COMMON STOCK, PAR VALUE $0.50 PER SHARE
                            (TITLE OF CLASS OF SECURITIES)

                                      906072103
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   TIMOTHY G. BEFFA
                              OUTSOURCING SOLUTIONS INC.
                              390 SOUTH WOODS MILL ROAD
                                      SUITE 150
                               CHESTERFIELD, MO  63017
                                    (314) 576-0022


             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                       COPY TO:
                                FRANK L. SCHIFF, ESQ.
                                   WHITE & CASE LLP
                             1155 AVENUE OF THE AMERICAS
                              NEW YORK, NEW YORK  10036
                                    (212) 819-8200

                                   JANUARY 23, 1998


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This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), Amendment No. 1 to the Schedule 14D-1 ("Amendment No. 1"), Amendment No. 2 to the Schedule 14D-1 ("Amendment No. 2"), Amendment No. 3 to the Schedule 14D-1 ("Amendment No. 3") and Amendment No. 4 to the Schedule 14D-1 ("Amendment No. 4") which relate to the offer by Sherman Acquisition Corporation, a Delaware corporation (the "Purchaser") and a direct wholly-owned subsidiary of Outsourcing Solutions Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of The Union Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 24, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").


Item 10  Additional Information

     Item 10(e) is hereby amended and supplemented by adding thereto the following:

     In a January 22, 1998 hearing, the Delaware Chancery Court denied the motion of the plaintiffs in Toder v. Hewitt, et. al. and Rosenfeld Family Foundation v. Hewitt, et. al. filed before it requesting a temporary restraining order enjoining consummation of the Offer. The full text of a press release, dated January 22, 1998, issued by the Parent with respect to the hearing is filed herewith as Exhibit (a)(9) and is incorporated herein by reference.


Item 11  Material to be Filed as Exhibits

Exhibit (a)(9) Press Release, dated January 22, 1998, issued by Parent.



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                            SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 1998

                                        OUTSOURCING SOLUTIONS INC.


                                        By: /s/ TIMOTHY G. BEFFA
                                            -------------------------
                                             NAME:  Timothy G. Beffa
                                             TITLE: President and Chief
                                                    Executive Officer


                                        SHERMAN ACQUISITION CORPORATION


                                        By: /s/ TIMOTHY G. BEFFA
                                            ------------------------
                                             NAME:  Timothy G. Beffa
                                             TITLE: President


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Exhibit
Number          Description
--------        -----------
Exhibit (a)(9)  Press Release, dated January 22, 1998, issued by Parent.